# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aflac Inc., CIK 0000004977
CUSIP: 001055102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1932 WYNNTON ROAD, COLUMBUS, Georgia (GA), 31999
Date of event which requires filing of this statement: 05/11/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-19-053183
Filed by CIK 0001783464

## Reporting persons
- Japan Post Holdings Co., Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 51,612,845; aggregate amount beneficially owned 51,612,845 (10.14% of the class)
  Comment: Percent of class shown in Row 11 is based on 508,984,904 shares of common stock of Aflac Inc. (the "Issuer"), par value $0.10 per share ("Common Stock") outstanding as of April 28, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 6, 2026.
- J&A Alliance Holdings Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 51,612,845; sole dispositive power 0; shared dispositive power 51,612,845; aggregate amount beneficially owned 51,612,845 (10.14% of the class)
  Comment: Percent of class shown in Row 11 is based on 508,984,904 shares of Common Stock outstanding as of April 28, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on May 6, 2026.
- General Incorporated Association J&A Alliance: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 51,612,845; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 51,612,845 (10.14% of the class)
  Comment: Percent of class shown in Row 11 is based on 508,984,904 shares of Common Stock outstanding as of April 28, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on May 6, 2026.
- Kenji Sano: type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 51,612,845; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 51,612,845 (10.14% of the class)
  Comment: Percent of class shown in Row 11 is based on 508,984,904 shares of Common Stock outstanding as of April 28, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on May 6, 2026.
- Tetsuya Numaguchi: type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 51,612,845; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 51,612,845 (10.14% of the class)
  Comment: Percent of class shown in Row 11 is based on 508,984,904 shares of Common Stock outstanding as of April 28, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on May 6, 2026.

## Item 1. Issuer
Name of issuer: Aflac Inc.
Address of issuer's principal executive offices: 1932 WYNNTON RD, COLUMBUS, GA 31999

## Item 2. Person Filing
Name of person filing:
J&A Alliance Holdings Corporation
General Incorporated Association J&A Alliance
Japan Post Holdings Co., Ltd.
Kenji Sano
Tetsuya Numaguchi
Address of principal business office or, if none, residence:
J&A Alliance Holdings Corporation
c/o J&A Alliance Trust
1501, North Tower, Yurakucho Denki Building, 7-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo, 100-0006, Japan

General Incorporated Association J&A Alliance
Tokyo Kyodo Accounting Office
3-1-1 Marunouchi, Chiyoda-ku
Tokyo 100-0005, Japan

Japan Post Holdings Co., Ltd.
2-3-1, Otemachi, Chiyoda-ku
Tokyo 100-8791, Japan

Kenji Sano
c/o General Incorporated Association J&A Alliance
Tokyo Kyodo Accounting Office
3-1-1 Marunouchi, Chiyoda-ku
Tokyo 100-0005, Japan

Tetsuya Numaguchi
c/o General Incorporated Association J&A Alliance
Tokyo Kyodo Accounting Office
3-1-1 Marunouchi, Chiyoda-ku
Tokyo 100-0005, Japan
Citizenship:
J&A Alliance Holdings Corporation is a corporation organized under the laws of the State of Delaware.

General Incorporated Association J&A Alliance is a general incorporated association organized under the laws of Japan.

Japan Post Holdings Co., Ltd. is a corporation organized under the laws of Japan.

Kenji Sano and Tetsuya Numaguchi are citizens of Japan.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
51,636,945 shares of Common Stock are held directly by J&A Alliance Holdings Corporation ("J&A Holdings"), in its capacity as the trustee of the J&A Alliance Trust (the "Trust").

General Incorporated Association J&A Alliance ("General Incorporated"), Kenji Sano and Tetsuya Numaguchi each may be deemed to beneficially own the securities held by J&A Holdings (in its capacity as trustee of the Trust) because (i) General Incorporated owns J&A Holdings and (ii) Kenji Sano and Tetsuya Numaguchi each own 50% of the equity interests in General Incorporated. Japan Post Holdings Co., Ltd. ("Japan Post") may be deemed to beneficially own the shares of common stock owned directly by J&A Holdings, in its capacity as the trustee of the Trust, due to its role as the sole settlor and beneficiary of the Trust. Each of General Incorporated, Kenji Sano, Tetsuya Numaguchi and Japan Post expressly disclaim beneficial ownership of the reported securities.
Percent of class: 10.14
Sole power to vote or to direct the vote: See Item 4(a).
Shared power to vote or to direct the vote: See Item 4(a).
Sole power to dispose or to direct the disposition: See Item 4(a).
Shared power to dispose or to direct the disposition: See Item 4(a).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Japan Post Holdings Co., Ltd.: /s/ Yuki Takemura, Yuki Takemura/Attorney-in-Fact for Nobuyasu Kato (05/13/2026)
- J&A Alliance Holdings Corporation: /s/ Hiroki Moriyama, Hiroki Moriyama/President (05/13/2026)
- General Incorporated Association J&A Alliance: /s/ Kenji Sano, Kenji Sano/Representative Director (05/13/2026)
- Kenji Sano: /s/ Kenji Sano, Kenji Sano (05/13/2026)
- Tetsuya Numaguchi: /s/ Tetsuya Numaguchi, Tetsuya Numaguchi (05/13/2026)